Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8200 Fax: (541) 739-8200

August 16, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Mr. Edward M. Kelly

Re: Auscrete Corporation

Registration Statement on Form S-1

File No: 33-166976

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Kelly,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Auscrete Corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-166976), as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 16, 2012, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and;

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to myself, John Sprovieri at (541) 739-8200. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent via facsimile to (541) 739-8200.

Very Truly Yours,

Auscrete Corporation

/s/ John Sprovieri

John Sprovieri